Exhibit 6.3

Contract Agreement for the Preliminary Proposal For The Utilization & Treatment Of The Mocanaqua Tunnel AMD Mine Pool Project between EPCAMR and American Energy Solutions, LLC

This letter will serve as the Contract Agreement for the Preliminary Proposal For The Utilization & Treatment Of The Mocanaqua Tunnel AMD Mine Pool Project between American Energy Solutions, LLC (AES), located at 1648 Washington Avenue, Northampton, PA, 18067, subcontractor, herein recognized as (AES), and the Eastern PA Coalition for Abandoned Mine Reclamation (EPCAMR), located at 101 South Main Street, Ashley, PA 18706, herein recognized as (EPCAMR). In this letter, EPCAMR will lay out proposed terms for our relationship during the course of the project. The first phase is to complete the Phase I of the Preliminary Proposal For The Utilization & Treatment Of The Mocanaqua Tunnel AMD Mine Pool Project. The signatures on the letter will signify agreement with the terms on behalf EPCAMR and AES, respectively.

Invoicing and Narrative Reporting by AES

AES, will invoice EPCAMR on a monthly schedule. Invoices will include a separate narrative report on project activities completed directly related to the Preliminary Proposal For The Utilization & Treatment Of The Mocanaqua Tunnel AMD Mine Pool Project Scope of Work-Task & Deliverables attached and an estimate of the percent completion on each task included within the Scope of Work. The invoice billable amounts will be submitted at the fifty (50) percent completion of the agreed-upon task and deliverables, according to the approved grant budget, and at one hundred (100) percent completion of the agreed upon task and deliverables. Invoiced billable amounts will be provided as a separate invoice from the narrative report.

Payment of Invoices by EPCAMR

EPCAMR is responsible for submitting reimbursement requests to the Susquehanna River Basin Commission in order to assure timely payment of AES invoices along with the separate AES narrative report, upon receipt of the proper documentation from AES. EPCAMR will also provide a narrative Progress Report detailing the status of the project and EPCAMR reimbursement for related project expenses to the Susquehanna River Basin Commission who, upon receipt, of the proper invoices and inspection and approval of any work and documentation, will reimburse EPCAMR, who can then pay AES Invoices. Any problems or delays with reimbursements from the Susquehanna River Basin Commission will be communicated to AES, in writing, via EPCAMR Letterhead, or e-mail communication with read receipt notification, so that unexpected delays in subcontractor payments can be minimized. AES understands and agrees that EPCAMR's payments to AES shall be made on a reimbursement basis.

Engineering Designs

The Susquehanna River Basin Commission has the right to review and approve all engineering designs prior to commencement of any work by EPCAMR, its agents, or assigns, to determine whether the designs meet the Susquehanna River Basin Commission's objectives with regard to the project. The Susquehanna River Basin Commission shall complete its review of the designs submitted to EPCAMR from AES and shall notify EPCAMR of any deficiencies and will require that AES resubmit the designs within thirty (30) days of the Susquehanna River Basin Commission's notice of said deficiencies.

Compliance Standards

AES shall comply with all federal statutes, executive orders, circulars, regulations, policies, procedures, and directives, as they may be amended or promulgated from time to time during the term of this contract. AES shall comply with all applicable Commonwealth of PA statutes, management directives, circulars, regulations, policies, and procedures, as they may be amended or promulgated from time to time during the term of this contract.

Requirements Applicable to Susquehanna River Basin Commission Funding

AES shall comply with all requirements of the Susquehanna River Basin agreement with EPCAMR.

Environmental Provisions

In the performance of this contract, AES shall minimize pollution and shall strictly comply with all applicable environmental laws and regulations.

Scope of Work —Tasks, Budget and Deliverables

See Attached Separate Document for Phases of Proposed MIW/AMD Treatment Project from SRBC for completion of PHASE I and PHASE II

TOTAL PHASE I for AES-	$2,500.00
TOTAL PHASE II for AES-	$4,100.00
TOTAL PHASE I & II for AES	$6,600.00

Fixed Costs Contract

AES understands that EPCAMR has a fixed cost contract with the Susquehanna River Basin Commission that cannot be easily modified. AES's budget for this project is also at a fixed cost. There are to be no deviations from the approved budget and or change orders to the scope of work. EPCAMR cannot incur any unanticipated cost overruns due to the nature of the grant. EPCAMR intends to stay within budget and cannot exceed the grant contract agreement award. All work shall be performed in accordance with plans reviewed and approved by the PA Department of Environmental Protection (PA DEP), Division of Dam Safety, and shall include working with the local utility company to replace and relocation of one to two utility poles that will be affected by the eventual construction in the project area. EPCAMR cannot commence any construction activities until, in writing, that the PA DEP and any other permitting agencies approve of the project and necessary permits provided.

Insurance Coverage

AES shall furnish to EPCAMR, an insurance certificate naming EPCAMR, as an additional insured, providing public liability insurance for bodily injury, including death, and property damage in the minimum amount of Five Hundred Thousand dollars ($500,000) per person, One Million Dollars ($1,000,000) per occurrence. Any AES subcontractors will be required to maintain the same levels of insurance and copies should be provided to EPCAMR for the grant file. EPCAMR is responsible for assuring that its staff, volunteers, and sub-contractors are all adequately insured when working or visiting the Preliminary Proposal For The Utilization & Treatment Of The Mocanaqua Tunnel AMD Mine Pool Project site with AES personnel. EPCAMR will provide a copy of the certificates of insurance or the relevant insurance policy documents to the Susquehanna River Basin Commission.

Hold Harmless Agreement

AES agrees to indemnify, defend, and save harmless EPCAMR, its officers, agents, and employees from:

●	Any and all claims for payment, damages, costs, or expenses demanded by any and all contractors, subcontractors, materialmen, laborers, and any other persons, firm or corporation furnishing or supplying work, services, materials, or supplies, in connection with AES's performance of its obligations under this contract.
●	Any damages to property or injuries (including death) to any person(s) and any other losses, damages, expenses, claims, demands, suits, and actions by any party against the Susquehanna River Basin Commission arising out of the willful or negligent acts or omissions of AES its agents, contractors, subcontractors, and employees in AES's performance of its obligations under this contract.
●	AES will notify EPCAMR and or vice versa within a reasonable time of any written claims or demands against any and all parties for which AES is responsible under this paragraph.

Severability

In the event that any one or more of the provisions herein contained shall be in violation of or not enforceable because of any law, it is understood that said provisions shall be deemed modified to the extent necessary to comply with said law or if such modification would be impracticable, shall be deemed deleted and none of the other rights or obligations herein shall be prejudiced or rendered unenforceable by reason thereof.

Independent Capacity of Contractor

A.	The parties to this contract agree that the services performed by AES under the terms of the contract are performed as an independent contractor

B.	Except as otherwise provided by the terms of the contract, the Susquehanna River Basin Commission shall have no control over the manner in which the contractual services are performed by AES or any employees or subcontractors of the AES, should there be any. Any job specifications or standards of work attached to or incorporated into this contract or any subcontracting restrictions contained in this contract shall not be construed as the Susquehanna River Basin Commission's direction or control over the manner of the performance of services provided by AES.

Contract Integration

A.	This contract, when executed, approved and delivered, together with all exhibits incorporated by reference, shall constitute the final, complete and exclusive contract between the EPCAMR and AES containing all the terms and conditions agreed on by AES and EPCAMR.

B.	All representations, understandings, and agreements pertaining to the subject matter of this contract made prior to or at the time this contract is executed are superseded by this contract.

C.	There are no conditions precedent to the performance of this contract except as expressly set forth herein.

Non-Discrimination/Sexual Harassment

AES agrees:

A.	In the hiring of any employee(s) for the manufacture of supplies, performance of work, or any other activity required under the contract or any subcontract, Grantee, each subgrantee, or any person acting on behalf of AES shall not discriminate in violation of the Pennsylvania Human Relations Act (PHRA) and applicable federal laws against any citizen of this Commonwealth of PA who is qualified and available to perform the work to which the employment relates.

B.	Neither AES nor any person on their behalf shall in any manner discriminate in violation of the PHRA and applicable federal laws against or intimidate any employee involved in the manufacture of supplies, the performance of work, or any other activity required under the contract.

C.	AES shall establish and maintain a written nondiscrimination and sexual harassment policy and shall inform their employees of the policy. The policy must contain a provision that sexual harassment will not be tolerated and employees who practice it will be disciplined. Posting this Non-Discrimination/Sexual Harassment Clause conspicuously in easily-accessible and well lighted places customarily frequented by employees and at or near where the contract services are performed shall satisfy this requirement.

D.	AES shall not discriminate in violation of PHRA and applicable federal laws against any subgrantee or supplier who is qualified to perform the work to which the contract relates.

E.	AES's obligations pursuant to these provisions are ongoing from and after the effective date of the contract through the termination date thereof. Accordingly, AES shall have an obligation to inform EPCAMR if, at any time during the term of the contract, it becomes aware of any actions or occurrences that would result in violation of these provisions.

F.	EPCAMR may cancel or terminate the contract and all money due or to become due under the contract may be forfeited for a violation of the terms and conditions of this Nondiscrimination/Sexual Harassment Clause. In addition, the agency may proceed with debarment or suspension and may place Grantee in the Contractor Responsibility File.

Contractor Integrity Provisions

It is essential that those who seek to contract with EPCAMR observe high standards of honesty and integrity. They must conduct themselves in a manner that fosters public confidence in the integrity of the EPCAMR contracting and procurement process.

A. In furtherance of this policy, AES agrees to the following:

i. AES shall maintain the highest standards of honesty and integrity during the performance of this contract and shall take no action in violation of state or federal laws or regulations or any other applicable laws or regulations, or other requirements applicable to AES or that govern contracting or procurement with EPCAMR.

ii. AES shall not have a financial interest in any other contractor, subcontractor, or supplier providing services, labor, or material under this contract, unless the financial interest is disclosed to EPCAMR in writing and EPCAMR consents to AES's financial interest prior to EPCAMR's execution of the contract. AES shall disclose the financial interest to EPCAMR at the time of bid or proposal submission, or if no bids or proposals are solicited, no later than AES's submission of the contract signed by AES.

v. AES certifies to the best of its knowledge and belief that within the last five (5) years AES or AES Related Parties have not:

1.       been indicted or convicted of a crime involving moral turpitude or business honesty or integrity in any jurisdiction;

2.       been suspended, debarred or otherwise disqualified from entering into any contract with any governmental agency;

3.       had any business license or professional license suspended or revoked;

4.       had any sanction or finding of fact imposed as a result of a judicial or administrative proceeding related to fraud, extortion, bribery, bid rigging, embezzlement, misrepresentation or anti-trust; and

5.       been, and is not currently, the subject of a criminal investigation by any federal, state or local prosecuting or investigative agency and/or civil anti-trust investigation by any federal, state or local prosecuting or investigative agency.

Accordingly, AES shall have an obligation to immediately notify EPCAMR in writing if at any time during the term of the contract if becomes aware of any event which would cause the AES's certification or explanation to change. AES acknowledges that EPCAMR may, in its sole discretion, terminate the contract for cause if it learns that any of the certifications made herein are currently false due to intervening factual circumstances or were false or should have been known to be false when entering into the contract.

i.       Contractor shall comply with the requirements of the Lobbying Disclosure Act (65 Pa. C. S. §13A01 et seq.) regardless of the method of award. If this contract was awarded on a Non-bid Basis, Contractor must also comply with the requirements of the Section 1641 of the Pennsylvania Election Code (25 P.S. §3260a).

ii.       When AES has reason to believe that any breach of ethical standards as set forth in law, or these Contractor Integrity Provisions has occurred or may occur, if acted upon, would violate such ethical standards, AES shall immediately notify EPCAMR in writing.

iii.       AES, by submission of its bid or proposal and/or execution of this contract and by the submission of any bills, invoices or requests for payment pursuant to the contract, certifies and represents that it has not violated any of these Contractor Integrity Provisions in connection with the submission of the bid or proposal, during any contract negotiations or during the term of the contract, to include any extensions thereof. AES shall immediately notify EPCAMR in writing of any actions for occurrences that would result in a violation of these Contractor Integrity Provisions. AES agrees to reimburse EPCAMR for the reasonable costs of investigation incurred by the Office of the State Inspector General for investigations of the AES's compliance with the terms of this or any other agreement between AES and EPCAMR that results in the suspension or debarment of AES. AES shall not be responsible for investigative costs for investigations that do not result in the AES's suspension or debarment.

iv.       AES shall cooperate with the Office of the State Inspector General in its investigation of any alleged agency or employee breach of ethical standards and any alleged Contractor non-compliance with these Contractor Integrity Provisions. AES agrees to make identified AES employees available for interviews at reasonable times and places. AES, upon the inquiry or request of an Inspector General, shall provide, or if appropriate, make promptly available for inspection or copying, any information of any type or form deemed relevant by the Office of the State Inspector General to AES's integrity and compliance with these provisions. Such information may include, but shall not be limited to, AES's business or financial records, documents or files of any type or form that refer to or concern this contract. AES shall incorporate this paragraph in any agreement, contract or subcontract it enters into in the course of the performance of this contract solely for the purpose of obtaining subcontractor compliance with this provision. The incorporation of this provision in a subcontract shall not create privity of contract between EPCAMR and any such subcontractor, and no third party beneficiaries shall be created thereby.

x.        For violation of any of these Contractor Integrity Provisions, EPCAMR may terminate this and any other contract with AES, claim liquidated damages in an amount equal to the value of anything received in breach of these Provisions, claim damages for all additional costs and expenses incurred in obtaining another contractor to complete performance under this contract. These rights and remedies are cumulative, and the use or non-use of anyone shall not preclude the use of all or any other. These rights and remedies are in addition to those the Commonwealth of PA may have under law, statute, regulation, or otherwise.

Entire Contract; Waiver

This Agreement, together with all attachments hereto, and other documents or instruments executed by AES and EPCAMR in connection herewith, constitute the entire contract between AES and EPCAMR, with respect to each other's obligations hereunder. Waiver by AES or EPCAMR of any breach by the other party of any term, covenant or condition hereof shall not operate as a waiver of any subsequent breach thereof. Failure by AES or EPCAMR to exercise any of its rights and remedies under this contract shall not constitute a waiver of those rights or remedies.

Task Completion

AES shall perform its obligations under this Agreement by no later than 18 months from October 1, 2016.

Contract Termination

Unless terminated in accordance with other provisions of this contract, this contract shall terminate on 18 months from October 1, 2016.

Effective Date

This contract shall not be valid or enforceable against EPCAMR, until it has been fully executed and approved.

By signing this form, both parties acknowledge the terms outlined and agree to proceed cooperatively and in good faith on the Preliminary Proposal For The Utilization & Treatment Of The Mocanaqua Tunnel AMD Mine Pool Project.

/s/ Brad Domitrovitsch	/s/ Bernard J. McGurl
Signature	Signature

Brad Domitrovitsch, President, America Energy Solutions, LLC	Bernard J. McGurl, President, EPCAMR

Printed Name	Printed Name

Brad Domitrovitsch

Date 7.14.2016	Date 12-15-2016